                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of May 9, 2003

                            DF CHINA TECHNOLOGY, INC.
                            -------------------------
                               (Registrant's name)


                           Units 3207-08, 32nd Floor,
                           West Tower, Shun Tak Centre
                             168-200 Connaught Road
                            Central, Hong Kong, China
                    ----------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F [X]       Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes [ ]             No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

         The following sets forth a press release issued on May 9, 2003 by DF China Technology, Inc.

                                                            Contact: Dr. Fan Di
                                                            Tel: (852)225-50-688
                                                            Fax: (852)285-13-660

                                                     FOR IMMEDIATE RELEASE


            DF CHINA TECHNOLOGY NAMES NEW MANAGEMENT

         (Hong Kong, May 9, 2003) - DF China Technology Inc. (DFCT) has made certain management changes. Effective April 30, 2003, Effective April 30, 2003, Mr. Horace YAO Yee Cheong, Miss CHEUNG Kam Wa and Mr. Kenneth MAK Km Shun have been removed as directors of the Company. Also, effective April 30, 2003, Mr. Horace YAO Yee Cheong has been removed as the Chairman and Miss CHEUNG Kam Wa has been removed as the Chief Executive Officer of the Company.

         Effective April 30, 2003, Dr. Fan Di, has been appointed as the executive director, Chairman and Chief Executive Officer of the Company. In addition, effective April 30, 2003, Dr. Robert FUNG Hing Piu, Mr. Aaron ZHU Xiaojun and Mr. KWOK Yam Sheung have been appointed as the executive directors of the Company, and Dr. Godwin Wong has been appointed as the non-executive director and the audit committee of the Company.

Dr. FAN Di

Dr. Fan is currently the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Dr. Fan will be responsible for overseeing the strategic development of DF China Technology Inc. He previously worked for China Merchants International Finance Company Limited and has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the Southern University of California, U.S.A.

Dr. Robert FUNG Hing Piu

Dr. Fung is a non-executive director of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Dr. Fung holds degrees from Harvard University in the United States and McGill University in Canada. He is the founding chairman of Hong Kong Committee of UNICEF and a member of the Rotary Club of Hong Kong.

Aaron ZHU Xiaojun

Mr. Zhu has extensive experience in the fields of business development, marketing, and finance with companies based in the United States. Mr. Zhu served as a financial analyst for U.S. Media Corporation, a financial controller and ERP/business consultant for Fourth Shift Corporation in Asia and in the United States. Mr. Zhu also served as a vice president of operations at Harrington Signal Corporation in the United States, responsible for strategic planning, corporate finance, information technology and supply chain management. He is currently in charge of corporate strategic marketing, business development, and investment financing of the Group. Mr. Zhu holds a Bachelor Degree in Business Administration from Shenzhen University, the PRC and an MBA degree from Regent University, the USA.

Mr. KWOK Yam Sheung

Mr. Kwok is the Company Secretary of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong Limited. He is a fellow member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a fellow member of the Hong Kong Institute of Company Secretaries. He has worked for a number of public listed companies as company secretaries and also has extensive experience in the property industry.

Dr. Godwin WONG

Professor Wong has been on the faculty of the Haas School of Business at the University of California, Berkeley for the past seventeen years. He performs research and teaches doctoral, master's and baccalaureate programs and executive training courses in the areas of Entrepreneurship, Information Technology Management (IT/MIS), Strategic Planning, International Business Negotiation, and Multicultural Management. He has been a management consultant and specialist/strategist to various organizations including banks, corporations, government agencies, other consulting firms and private business enterprises. He has assisted multinational companies in the conduct and negotiation of businesses with China and Asia, especially in mergers and acquisitions. He has been involved in the turnaround and the purchase and sale of troubled financial institutions. He has also served on the boards of directors of several California banks and several high tech ventures in Silicon Valley. He has headed his own management companies in real estate, consulting, trading, and investment management. Dr. Wong obtained his Bachelor's degree from the University of Wisconsin, his Master's degree from U.C.L.A., and Master's and Doctorate from Harvard University.

         DF China Technology, Inc. (DFCT) is a Nasdaq-listed, Hong Kong-based Company, which is in the process of developing multiple business ventures with China Merchants DiChain (Asia) Limited, a Hong Kong-based public company, whose principal activities, along with its subsidiaries, comprise logistics and edible oil businesses in China, the trading activities relating to electrical appliances and the operation of vending machines in Hong Kong.

                                      -End-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   DF CHINA TECHNOLOGY, INC.



                                    By: /s/ Dr. Fan Di
                                        ----------------------------------------
                                             Dr. Fan Di
                                             Chief Executive Officer


Date:  May 9, 2003